Mercedes-Benz Auto Lease Trust 2019-B
Investor Report

Collection Period Ended   30-Sep-2020

Amounts in USD

Dates

Collection Period No.	11			
Collection Period (from... to)	1-Sep-2020	30-Sep-2020		
Determination Date	13-Oct-2020			
Record Date	14-Oct-2020			
Payment Date	15-Oct-2020			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2020	15-Oct-2020	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 10/15/202	15-Sep-2020	15-Oct-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	530,000,000.00	303,723,528.09	259,506,644.04	44,216,884.05	83.428083	0.489635
Class A-3 Notes	440,000,000.00	440,000,000.00	440,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	109,960,000.00	109,960,000.00	109,960,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,279,960,000.00**	**853,683,528.09**	**809,466,644.04**	**44,216,884.05**		
Overcollateralization	208,393,333.59	226,973,883.37	226,973,883.37			
Total Securitization Value	**1,488,353,333.59**	**1,080,657,411.46**	**1,036,440,527.41**			
present value of lease payments	612,169,560.17	336,268,306.54	313,834,934.19			
present value of Base Residual Value	876,183,773.42	744,389,104.92	722,605,593.22			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	226,973,883.37	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.010000%	508,736.91	0.959881	44,725,620.96	84.387964
Class A-3 Notes	2.000000%	733,333.33	1.666667	733,333.33	1.666667
Class A-4 Notes	2.050000%	187,848.33	1.708333	187,848.33	1.708333
Total		**1,429,918.57**		**$45,646,802.62**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,413,935,666.91	1,006,239,744.78	962,022,860.73

Available 2019-B Collections

Lease Payments Received	21,890,258.13
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,616,682.81
Net Sales Proceeds-scheduled terminations	15,522,365.10
Excess wear and tear included in Net Sales Proceeds	53,305.44
Excess mileage included in Net Sales Proceeds	136,530.54
Subtotal	55,029,306.04
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	1,358.13
Total Available Collections	**55,030,664.17**

Distribution on the Exchange Note

(1) Total Servicing Fee	900,547.84
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.06%)	1,727,378.23
(3) Exchange Note Principal Distributable Amount	44,216,884.05
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	8,185,854.05
Total Distribution	**55,030,664.17**

Available Funds ABS Notes

Total Exchange Note Payments	45,944,262.28
Reserve Account Draw Amount	0.00
Total Available Funds	**45,944,262.28**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,429,918.57
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	44,216,884.05
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	297,459.66
Total Distribution	**45,944,262.28**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	900,547.84	900,547.84	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,429,918.57	1,429,918.57	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	508,736.91	508,736.91	0.00
thereof on Class A-3 Notes	733,333.33	733,333.33	0.00
thereof on Class A-4 Notes	187,848.33	187,848.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,429,918.57	1,429,918.57	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	44,216,884.05	44,216,884.05	0.00
Principal Distribution Amount	44,216,884.05	44,216,884.05	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	91.50
minus Net Investment Earnings	91.50
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	91.50
Net Investment Earnings on the Exchange Note	
Collection Account	1,266.63
Investment Earnings for the Collection Period	1,358.13

Notice to Investors

Note 1:

117 accounts with an outstanding securitization value of $4,934,872.21 did not have a monthly payment scheduled for the current Collection Period.

Note 2:

In response to the COVID-19 (coronavirus) pandemic, the Servicer is taking steps to offer relief to customers impacted by the crisis. Such relief may take the form of deferrals of payment obligations, initially estimated not to exceed three months and currently extended to a maximum of five months, with the deferred payments due at the end of the lease term. In addition, the Servicer may grant lease extensions beyond the scheduled lease termination date and, in some cases, waivers of monthly payments during the extension period. The Servicer will not consider a customer's contract to be delinquent as a result of any such deferral or waiver. The Servicer is also implementing a phased resumption of collection activities, including repossessions, that have been temporarily curtailed in response to the COVID-19 pandemic. Additional relief may be offered to customers in affected areas in the future as the COVID-19 situation develops.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	1,080,657,411.46	27,868
Principal portion of lease payments	15,258,980.39	
Terminations- Early	13,516,592.33	
Terminations- Scheduled	11,959,171.02	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	3,482,140.31	
Securitization Value end of Collection Period	1,036,440,527.41	26,962
Pool Factor	69.64%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	16.54
Weighted Average Seasoning (months)	13.74	21.99
Aggregate Base Residual Value	1,019,238,943.26	795,677,409.30
Cumulative Turn-in Ratio		86.24%
Proportion of base prepayment assumption realized life to date		48.79%
Actual lifetime prepayment speed		0.44%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,031,769,659.67	26,861	99.55%
31-60 Days Delinquent	2,700,339.88	62	0.26%
61-90 Days Delinquent	1,701,314.17	32	0.16%
91-120 Days Delinquent	269,213.69	7	0.03%
Total	1,036,440,527.41	26,962	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.190%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	993,467.21	24	12,764,567.72	293
Liquidation Proceeds	656,940.52		10,472,295.18	
Recoveries	136,528.71		1,069,235.91	
Principal Net Credit Loss / (Gain)	199,997.98		1,223,036.63	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.227%
Prior Collection Period	(0.017%)
Second Prior Collection Period	0.085 %
Third Prior Collection Period	0.326 %
Four Month Average	0.155%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.082%

Average Net Credit Loss / (Gain)   4,174.19

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	27,964,436.45	882	231,112,666.99	7,081
Sales Proceeds and Other Payments Received	31,892,145.42		244,419,191.86	
Residual Loss / (Gain)	(3,927,708.97)		(13,306,524.87)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(4.453)%
Prior Collection Period	(4.242%)
Second Prior Collection Period	(3.839%)
Third Prior Collection Period	(1.984%)
Four Month Average	(3.629)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.894)%

Average Residual Loss / (Gain)   (1,879.19)